Exhibit 99.2

Realm Therapeutics plc

Consolidated Balance Sheets

(in thousands except share and per share data)

(unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$16,236	$9,508
Marketable securities	7,433	24,345
Royalty receivable	757	444
Prepaid expenses and other assets	203	245
Total current assets	24,629	34,542
Property and equipment, net	252	246
Royalty receivable, net of current portion	1,570	—
Other assets	280	320
Total assets	$26,731	$35,108
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,233	$1,009
Accrued expenses	1,216	1,902
Total liabilities	2,449	2,911

Shareholders’ equity:
Ordinary shares, £0.10 nominal value: 154,897,265 ordinary shares authorized at June 30, 2018: 116,561,917 ordinary shares were issued and outstanding at June 30, 2018 and December 31, 2017	24,259	24,259
Additional paid-in capital	198,009	197,722
Accumulated other comprehensive loss	(27)	(11)
Accumulated deficit	(197,959)	(189,773)
Total shareholders’ equity	24,282	32,197
Total liabilities and shareholders’ equity	$26,731	$35,108

See notes to unaudited interim consolidated financial statements

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Realm Therapeutics plc

Consolidated Statements of Operations and Comprehensive Loss

(in thousands except share and per share data)

(unaudited)

	Six Months Ended June 30,
	2018	2017
Revenues	$-	$619
Operating expenses:
Research and development	7,376	2,968
General and administrative	3,518	1,602
	10,894	4,570
Loss from operations	(10,894)	(3,951)
Interest income	248	18
Net loss	(10,646)	(3,933)
Other comprehensive loss:
Unrealized loss on investments	(13)	-
Foreign exchange translation adjustment	(3)	9
Total comprehensive loss	$(10,662)	$(3,924)

Net loss per ordinary share - basic and diluted	$(0.09)	$(0.08)

Weighted average ordinary shares - basic and diluted	116,561,917	50,165,432

See notes to unaudited interim consolidated financial statements

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Realm Therapeutics plc

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands except share data)

(unaudited)

	Ordinary Shares			Accumulated Other		Total
	Shares	Amount	Additional Paid-in Additional	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
Balance at December 31, 2017	116,561,917	$24,259	$197,722	$(11)	$(189,773)	$32,197
Adoption of ASC 606	—	—	—	—	2,460	2,460
Share-based compensation expense	—	—	287	—	—	287
Unrealized loss on investments	—	—	—	(13)	—	(13)
Currency translation adjustments	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	(10,646)	(10,646)
Balance at June 30, 2018	116,561,917	$24,259	$198,009	$(27)	$(197,959)	$24,282

See notes to unaudited interim consolidated financial statements

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Realm Therapeutics plc

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(10,646)	$(3,933)
Adjustments to reconcile net loss to net cash used in operating activities
Loss on disposal of property and equipment	-	3
Depreciation and amortization	39	39
Noncash interest income	(70)	-
Share-based compensation	287	141
Changes in operating assets and liabilities:
Royalty receivable	647	(210)
Prepaid expenses and other assets	81	3
Accounts payable and accrued expenses	(462)	(718)
Net cash used in operating activities	(10,124)	(4,675)

Cash flows from investing activities:
Purchase of marketable securities	(10,932)	-
Proceeds from sale of marketable securities	27,831	-
Purchases of property and equipment	(45)	(108)
Net cash provided by (used in) continuing investing activities	16,854	(108)
Net cash used in discontinued investing activities	-	(1,093)
Net cash provided by (used in) investing activities	16,854	(1,201)
Effect of exchange rate changes on cash	(2)	9

Net increase (decrease) in cash and cash equivalents	6,728	(5,867)
Cash and cash equivalents, beginning of period	9,508	21,430
Cash and cash equivalents, end of period	$16,236	$15,563
Supplemental cashflow information:
Adjustment to royalty receivables upon adoption of ASC 606	$(2,460)	$-

See notes to unaudited interim consolidated financial statements

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

1. Organization and description of business

Realm Therapeutics plc (the Company), a company incorporated under the laws of England and Wales, which is domiciled in the United Kingdom (U.K.), is a clinical-stage biopharmaceutical company developing novel therapeutics that target the interplay between innate and adaptive immunity. The Company's programs seek to influence immune signaling and change the course of immune-mediated diseases in adults and children. Realm's lead drug development program utilizes the Company's proprietary immunomodulatory technology for the treatment of Atopic Dermatitis, and the Company is exploring its efficacy in other dermatology indications which include Acne Vulgaris and Psoriasis, as well as other therapeutic areas.

On August 14, 2018, the Company reported top-line data from its Phase 2 clinical trial of PR022 in Atopic Dermatitis. In a randomized, double-blind, vehicle controlled, Phase 2 clinical trial of 122 patients, PR022 showed no difference from vehicle in the primary endpoint of percent change in Eczema Area Severity Index (EASI) versus baseline. As the data was just received, the Company, is working to better understand this outcome and to analyze all of the data collected in the study.  The Company is conducting a full review to determine whether there is a path forward for its proprietary technology in Atopic Dermatitis, and to evaluate the implications for its Acne and Psoriasis programs. The Company expects to provide an update on its plans in September 2018.

While the initial clinical development focus has been on Dermatology, the Company is also exploring other potential applications, in immune-mediated diseases generally. While the other indications are in the early stage of evaluation, Realm believes that the anti-inflammatory and immunomodulatory properties of its formulations demonstrated in pre-clinical studies to date provide scientific rationale for continuing to explore other indications and, subject to the full analysis of the PR022 results, intends to further evaluate the potential applications through pre-clinical models and other research. In addition, the Company is actively exploring opportunities to in-license new assets with potential in immune-mediated diseases to complement its portfolio.

In March 2018, the Company announced that in a Phase 2 clinical trial for Allergic Conjunctivitis, or AC, an ophthalmic disease, its product candidate, PR013, a topical solution containing HOCl as its active ingredient, did not demonstrate efficacy.  As a result, the Company is no longer pursing the clinical development of PR013 and other than the costs of completing the trial in 2018 and closing out the program, the Company does not intend to make any additional investments in this program.

In October 2016, the Company completed the sale of its Supermarket Retail business to facilitate its continued focus on and provide resources in support of its development of novel immunomodulatory therapies as drugs. The cash flows related to the payment of transaction costs associated with this sale have been presented as discontinued operations within investing activities during the six months ended June 30, 2017.

2. Liquidity

At June 30, 2018, the Company had cash, cash equivalents and marketable securities of $23.7 million, working capital of $22.2 million, and an accumulated deficit of $198.0 million. The Company has incurred net losses and negative cash flows from operations and expects to continue to incur significant losses for the foreseeable future. The Company has no pharmaceutical products approved for commercialization from which to generate revenue and there is no assurance that it will obtain future approvals, or if the Company does, it will be able to generate revenues.

Management believes that the Company’s existing cash, cash equivalents and marketable securities are sufficient to fund the Company’s operations for at least twelve months from the date of issuance of these financial statements.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

The Company expects to continue to incur significant expenses and operating losses over the next several years. Company net losses may fluctuate significantly from quarter to quarter and year to year, and the Company anticipates that its expenses will increase substantially:

•	if and to the extent that it continues ongoing clinical trials evaluating PR022 for the treatment of Atopic Dermatitis, or initiate and complete additional clinical trials of PR022 in such indication, as needed;

•	if and to the extent that it continues development of and pursues regulatory approvals for its product candidates for the treatment of Acne and Psoriasis;

•	if it seeks to develop additional product candidates based upon the Company’s proprietary technology;

•	if it ultimately establishes a commercialization infrastructure and scale up external manufacturing and distribution capabilities to commercialize any product candidates for which it may obtain regulatory approval;

•	if it seeks to in-license or acquire additional product candidates for development to expand and/or diversify its product pipeline;

•	if it is required to adapt its regulatory compliance efforts to incorporate requirements applicable to any marketed products for which it may obtain regulatory approval;

•	as it maintains and protects, and to the extent that it expands, its intellectual property portfolio;

•	if it hires additional clinical, manufacturing, scientific, operational, financial, information technology or other personnel; and

•	assuming that it incurs incremental legal, accounting and other expenses operating as a public company in both the United States (U.S.) and the United Kingdom (UK).

3. Basis of presentation and summary of significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

In the opinion of management, the accompanying unaudited interim consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of June 30, 2018 and its results of operations and cash flows for the six months ended June 30, 2018 and 2017. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2018.

The unaudited interim consolidated financial statements, presented herein, do not contain the required disclosures under GAAP for annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended December 31, 2017 included in the Company’s Registration Statement filed with the Securities and Exchange Commission (SEC) on July 3, 2018 on Form F-1. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

Revenue recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) effective January 1, 2018 using the modified retrospective method with the impact of the adoption reflected in opening accumulated deficit. The impact of Topic 606 relates to the Company’s license and distribution agreement for Vashe, primarily regarding the recognition of the future minimum guaranteed royalty payments. Under Topic 606, minimum royalty payments are included in the transaction price as variable consideration, subject to a constraint. Therefore, the future minimum payments are recognized at a point in time rather than over the future periods. The revenue recognized is net of the effect of significant financing components calculated using customer-specific, risk-adjusted lending rates and will be recognized as interest income over time on an effective interest rate basis.

The Company recognized the cumulative impact of the adoption of Topic 606 with a decrease of $2.5 million in the opening balance of its accumulated deficit on January 1, 2018 and a corresponding increase in royalty receivable. The comparative information for the prior period has not been restated and continues to be reported under the revenue recognition rules then in effect (Topic 605). Royalties in excess of the estimated future minimum royalty amount will be recognized if and when they are earned. The Company concluded that the minimum guaranteed royalty amounts are fixed in substance and are recognized upon transferring the license to the distributor under Topic 606 rather than upon billing under Topic 605. As a consequence of the acceleration of revenue recognition, we will not recognize royalty income until the minimum guaranteed amount has been achieved. Any royalties in excess of the minimum guarantee will be recognized as revenue in the period they are earned.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

Adoption of Topic 606 had no impact to cash provided by (used in) operating, investing, or financing activities within the Company’s unaudited interim consolidated statement of cash flows. In accordance with Topic 606, the disclosure of the impact of adoption to the Company’s unaudited interim consolidated statement of operations and consolidated balance sheet was as follows (in thousands):

	Six Months Ended June 30, 2018
	As Reported	Effect of Change	Amounts Under ASC 605
Revenues	$—	$434	$434
Operating expenses:
Research and development	7,376	—	7,376
General and administrative	3,518	—	3,518
	10,894	—	10,894
Loss from operations	(10,894)	434	(10,460)
Interest income	248	(70)	178
Net loss	$(10,646)	$364	$(10,282)

	June 30, 2018
	As Reported	Effect of Change	Amounts Under ASC 605
Assets
Royalty receivable	$757	$(526)	$231
Royalty receivable, net of current portion	$1,570	$(1,570)	$-
Shareholders’ Equity
Accumulated deficit	$(197,959)	$(2,096)	$(200,055)

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

Net loss per ordinary share

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as warrants and options which would result in the issuance of incremental ordinary shares. In computing basic and diluted net loss per share, the weighted average number of shares is the same for both calculations due to the Company’s net loss for the six months ended June 30, 2018 and 2017.

The following potentially dilutive securities outstanding as of June 30, 2018 and 2017 have been excluded from the computation of diluted weighted average shares outstanding, as they would be anti-dilutive:

	Six Months Ended June 30,
	2018	2017
Share options	11,263,655	3,924,468
Warrants	26,917,173	154,229
	38,180,828	4,078,697

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize all leases, including operating leases, with a term greater than twelve months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance will be effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new standard is effective for annual reporting periods beginning after December 15, 2017. The adoption of this guidance effective January 1, 2018, was not material to the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 addresses eight specific cash flow issues with the objective of reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the accounting, transition, and disclosure requirements of the standard and its impact on the Company’s consolidated statement of cash flows.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. The adoption of this guidance effective as of January 1, 2018 was not material to the consolidated financial statements.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. Under this ASU, an entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of costs (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The guidance is applicable to public business entities for fiscal years beginning after December 15, 2019 and interim periods within those years with early adoption permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

4. Fair value and marketable securities

As of June 30, 2018 and December 31, 2017, marketable securities were comprised of the following (in thousands):

	June 30, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency	$7,432	$1	$—	$7,433

	December 31, 2017
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency	$20,857	$14	$—	$20,871
Certificates of deposit	3,475	—	(1)	3,474
	$24,332	$14	$(1)	$24,345

The Company follows FASB’s accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1 — Quoted prices (unadjusted in active markets for identical assets or liabilities)

•	Level 2 — Inputs other than quoted prices in active markets that are observable either directly or indirectly

•	Level 3 — Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions

This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

The Company has classified assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

	June 30, 2018
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents(1)	$14,315	$14,315	$14,315	$—	$—
U.S. government agency	7,432	7,433	—	7,433	—
	$21,747	$21,748	$14,315	$7,433	$—

	December 31, 2017
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents(1)	$8,978	$8,978	$8,978	$—	$—
U.S. government agency	20,871	20,871	—	20,871	—
Certificates of deposit	3,474	3,474	3,474	—	—
	$33,323	$33,323	$12,452	$20,871	$—

__________________

(1)	Includes cash sweep accounts, U.S. Treasury money market mutual fund, and bank certificates of deposit and U.S. Treasury bills that have a maturity of three months or less from the original acquisition date.

5. Accrued expenses

Accrued expenses consisted of (in thousands):

	June 30, 2018	December 31, 2017
Compensation and related benefits	427	$994
Consulting and professional fees	40	105
Research and development expenses	692	745
Other	57	58
	$1,216	$1,902

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

6. Share-based compensation

The Company operates the Realm Therapeutics 2016 Executive Omnibus Incentive Plan (the Plan), an equity compensation plan under which a variety of equity instruments can be issued to employees. As of June 30, 2018, there were 392,537 shares available for future issuance under the Plan.

The amount and terms of grants are determined by the Company’s board of directors. The term of the options may be up to 10 years, and options are exercisable in cash or as otherwise determined by the board of directors. Generally, options vest annually over a three year period or, for certain key executives, vest upon the achievement of performance conditions measured over a three year period.

All options granted have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant.

The Company recorded share-based compensation expense in the following expense categories of its consolidated statements of operations for the six months ended June 30, 2018 and 2017 (in thousands):

	Six Months Ended June 30,
	2018	2017
Research and development	$108	$51
General and administrative	179	90
	$287	$141

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options during the six months ended June 30, 2018 and 2017 was determined using the methods and assumptions discussed below.

•	The expected term of employee options is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

•	The expected volatility is based on historical volatility of the Company’s ordinary shares commensurate with the expected term assumption.

•	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•	The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

For the six months ended June 30, 2018 and 2017, the grant date fair value of all option grants was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2018	2017
Expected term (in years)	6.0	5.0
Expected volatility	44.4%	43.2%
Risk-free rate	2.8%	1.8%
Dividend yield	—	—

The per share weighted average fair value of the options granted during the six months ended June 30, 2018 and 2017 was estimated at $0.20 and $0.16 per share, respectively.

The following table summarizes the activity related to stock option grants to employees and nonemployees for the six months ended June 30, 2018:

	Number of Shares under Option	Weighted- average Exercise Price per Option	Weighted- Average Remaining Contractual Life (in years)
Outstanding at December 31, 2017	11,418,175	$0.45
Granted	90,000	0.56
Expired	(244,520)	1.56
Outstanding at June 30, 2018	11,263,655	0.42	3.95
Exercisable at June 30, 2018	4,686,061	$0.40	2.49
Vested and expected to vest at June 30, 2018	11,263,655	$0.42	3.95

As of June 30, 2018, there was $0.4 million in unrecognized compensation cost that is expected to be recognized over an estimated weighted-average amortization period of 1.74 year. The aggregate intrinsic value of options outstanding and options exercisable as of June 30, 2018 was $1.0 million and $0.5 million, respectively.

7. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through the date at which the consolidated financial statements were available to be issued, and determined there are no other items requiring disclosure beyond those already disclosed except as follows:

On August 14, 2018, the Company reported top-line data from its Phase 2 clinical trial of PR022 in Atopic Dermatitis. In a randomized, double-blind, vehicle controlled, Phase 2 clinical trial of 122 patients, PR022 showed no difference from vehicle in the primary endpoint of percent change in Eczema Area Severity Index (EASI) versus baseline. As the data was just received, the Company, is working to better understand this outcome and to analyze all of the data collected in the study.  The Company is conducting a full review to determine whether there is a path forward for its proprietary technology in Atopic Dermatitis, and to evaluate the implications for its Acne and Psoriasis programs. The Company expects to provide an update on its plans in September 2018.

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Realm Therapeutics plc
Notes to Unaudited Interim Consolidated Financial Statements

On July 3, 2018, the Company was approved for listing of 5,074,316 American Depositary Shares, or ADSs, on the Nasdaq Stock Market, under the symbol “RLM”. Each ADS represents 25 ordinary shares. Holders of registered ADSs are permitted to sell ordinary shares not represented by ADSs in private transactions, including on Alternative Investment Market, or AIM, a market operated by the London Stock Exchange.

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